April 13, 2007

VIA EDGAR & FACSIMILE

Cecilia D. Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Millipore Corporation

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 15, 2006

File No. 1-09781

Dear Ms. Blye:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced filing by Millipore Corporation (“Millipore”) contained in your letter dated March 27, 2007. For ease of reference, Millipore has recited each comment and provided responses to each comment immediately thereafter.

1. Please refer to comment 1 in our letter dated January 31, 2007. Please identify for us, by name and a brief description, each type of the specific products and technologies that you have, directly or indirectly, provided into Syria.

In addition to the information provided to the Staff in Millipore’s letter dated March 1, 2007, Millipore supplementally advises the Staff that it has attached to this response, as Exhibit A, a chart identifying, by product number and brief description, each type of specific product that Millipore provided into Syria during 2005, either directly or through its distributor, IST. As noted in the Exhibit, with one exception, all of these items were foreign-manufactured products supplied into Syria by foreign Millipore affiliates. Additional, more detailed information about most of the products (other than spare or replacement parts and accessories) identified in Exhibit A may also be found by searching for specific product numbers on Millipore’s website, www.millipore.com.

2. We note the representation in your response to our prior comment 3 that, to the best of your knowledge, understanding, and belief, no products or services you have provided into Syria “have been put to military use.” Please clarify for us whether, to the best of your knowledge, understanding, and belief, any of the products, technology or services provided into Syria have military uses. If so, identify for us the types of products, technologies and services provided into Syria, and explain to us whether the products and technologies can be considered dual-use items. Please also discuss briefly your compliance with U.S. export law in connection with the provision of such products, technologies and services into Syria.

Cecilia D. Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

April 13, 2007

Millipore supplementally advises the Staff that to the best of Millipore’s knowledge, understanding, and belief, none of the products sold into Syria have direct military uses. With respect to your inquiry into whether the products are “dual use” products, Millipore advises that none of the products in question was specifically designed, developed, configured, adapted, or modified for a military application. All the products in question were designed for commercial applications. Millipore products are used to optimize laboratory productivity and workflows by providing reagents, kits and other enabling technologies and products for life science research and development, and are also used in the pharmaceutical and biotechnology industries.

As presumably would be the case with any product, general laboratory research products may be used for any number of ultimate purposes. However, as stated in Millipore’s March 1 letter, Millipore’s distributor, IST, has provided Millipore with end use certificates for all Millipore products stating that the products will not be used for the production or development of any kind of weapon or military application. IST also has informed Millipore that the end users of the Millipore products sold into Syria include pharmaceutical companies, universities, and the Syrian Ministry of Health.

Compliance with United States Export Laws and Regulations

With respect to export laws and obligations, including the Export Administration Regulations (“EAR”), Millipore supplementally advises the Staff that, with one exception, all of the products sold into Syria in 2005 were foreign-manufactured goods sold to IST by Millipore foreign corporate affiliates.1

Millipore has maintained an active and effective export control compliance program for many years. Prior to receipt of the Staff’s January 31, 2007 comment letter, Millipore had initiated an internal review designed to insure proper classification of all of its products for export control purposes, and to complete export due diligence activities following its acquisition of Serologicals, Inc. on July 14, 2006. In connection with this review, Millipore determined that in 2005, Serologicals’ subsidiary Chemicon International, Inc. (“Chemicon”) had shipped, without an export license, a single U.S.-made product to Al Amal Medical & Biotechnology in Syria in an apparent

[1]

In its March 1, 2007 letter, Millipore included in its 2005 total sales to Syria sales of several products that were not in fact shipped into Syria, including a product sold to Pishro Imen Pajouh Company Ltd., which is not located in Syria. Accordingly, Millipore's total sales into Syria in 2005 were $141,322.02, and not $144,493.02 as stated in Millipore's March 1, 2007 letter.

Cecilia D. Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

April 13, 2007

inadvertent violation of EAR.2 Millipore believes that because an exception to the embargo on exports/re-exports to Syria exists for medical devices classified under EAR 99 and because, as noted above, to the best of Millipore’s knowledge, this export is not used in chemical/biological weapons applications, it is likely that the necessary license for this shipment would have been issued had Chemicon submitted the proper license application.

On January 26, 2007, Millipore made a voluntary, self-disclosed initial notification of this 2005 inadvertent EAR violation to the U.S. Department of Commerce, along with several other matters. Millipore’s self-disclosure addressed Millipore’s export compliance with respect to Syria and other countries, and identified for the Department the corrective measures Millipore has undertaken to ensure compliance with all export laws and regulations. Millipore also indicated that if it identified other violations, it would notify the Department of Commerce. Millipore has not yet received a formal response from the Department of Commerce with respect to Millipore’s submission, and is continuing its internal review.

As set forth in Millipore’s March 1 letter, Millipore management has determined that it will discontinue all sales into Syria no later than June 30 of this year.

In connection with this response to your comment letter, Millipore acknowledges that

(1) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission,

(2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings, and

(3) it is the Staff’s view that Millipore may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[2]

The product in question was an Influenza A/B kit with an invoice value of $205 (Catalog # 3123). In addition to failing to obtain an export license, Chemicon mistakenly failed to file a shipper's export declaration for this shipment.

Cecilia D. Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

April 13, 2007

We hope we have adequately addressed the questions raised in your letters of January 31, 2007 and March 27, 2007. Should you have any further questions or comments regarding the information and responses set forth above, please do not hesitate to contact me.

Very truly yours,

MILLIPORE CORPORATION

By:	/s/ Kathleen B. Allen
Kathleen B. Allen
Vice President and Chief Financial Officer

Attachment: Exhibit A

cc:	Peggy Fisher, Assistant Director, Division of Corporation Finance (via facsimile)

Pradip Bhaumic, Division of Corporation Finance (via facsimile)

April 13, 2007

EXHIBIT A

Millipore Corporation’s Response to SEC Comments

Product Type	Product/Catalog Number(s)	Product Descriptions
Clarification Products	CN06F1E06; CN1272E06; CN5072E06; CR05F1006; CR05F2006	Polygard-CN cartridge filters, which are used in the beverage industry for liquid and gas filtration applications, for fining operations, and bioburden reduction.

Portable Air Testing Products	ATACAL001; ATAS05060; ATSMSDD60; ATSMTTD60	M Air T portable air testers, calibration kits, and cassettes for testing for fungi and organisms.

Pharmaceutical Bioburden Products	MXHAWG124; MXSMTGE48	Milliflex funnel and media cassette for bioburden testing in pharmaceutical industry.

Pharmaceutical Sterility Products	TEA000010; TEFG02525; TSHALV210; TTHALA210; TTHVDV210	Steridilutor device and Steritest vents and testing devices for sterility testing in pharmaceutical industry.

Microbiological Analysis Product	EZHAWG474	EZ Pak membrane for bioburden testing in food and beverages and pharmaceutical industries.

Sterilizing Products	CVGL71TP3; CVHL71TP3; CVHL72TP3	Durapore cartridge filters for pharmaceutical aqueous fluid clarification.

Analytical Sample Preparation Products	AP1507500; HVLP04700; TSTP02500; TTTP02500; XF2004710; XF5423050; XX11J4750; SLGN025NK; SLGV033NS; SLHV033NB	Membrane filter discs for laboratory procedures; filtration holders and accessories for laboratory procedures; syringe filters for laboratory procedures.

1

April 13, 2007

Product Type	Product/Catalog Number(s)	Product Descriptions
Cell Biology Products	SLGP033RB; SLGP05010; SLGS033SB; SLHA033SS; SLLG025SS	Millex filtration products for cell biology laboratory research.

Laboratory Grade Water Purification System Parts and Accessories

FTPF08016; FTPF08017; TANKPE030; TANKPE060; SPR00SIA1; MPGP02001;

QGARD00R1; QTUMMPEEX; SIM0000UV; SIMPAKKR1; ZMQUVLP01; CDRC00201; PR0G00002; TANKMPK01; ZLXUVLP01; ZWCL01F50; ZFRES00UV; FTPF01866; FTPF05041; FTPF05043; FTPF05058; FTPF05067; FTPF05068; FTPF05130; FTPF05140; FTPF09550;

ZF3000008

Laboratory grade water purification products, including replacement ultraviolet lamps, reverse osmosis membranes, replacement filters, water storage reservoirs and tubing.

Laboratory Grade Water Purification System Hardware	ZRQS5005Y; ZRQSVP030; ZRQSVP0EU; SIMS5V000; ZMQS5V001; ZMQS5VF01; ZLXS5003Y; ZLXS5005Y; ZLXS5V10Y; ZR0S5005Y	Laboratory grade water purification system hardware.

Molecular Biology Product	2210	Cell proliferation assay kit, enzyme immunoassay based.

Molecular Biology Product	DAB050	General purpose immunohistochemical reagent.

Diagnostic Product	3123[1]	Light diagnostics influenza A and B kit.

[1]

This product, Catalog # 3123, was the only U.S. manufactured good shipped into Syria in 2005. All other products were manufactured outside of the United States and were sold to IST by Millipore foreign affiliates.

2